                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*


                         STEVEN MYERS & ASSOCIATES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   860162 10 6
              -----------------------------------------------------
                                 (CUSIP Number)

J. Christopher Lewis                       with a copy to:
Riordan, Lewis & Haden                         James W. Loss, Esq.
300 South Grand Avenue                         Riordan & McKinzie
29th Floor                                     695 Town Center Drive, Suite 1500
Los Angeles, CA 90071                          Costa Mesa, California  92626
(213) 229-8453                                 (714) 433-2626
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               February 11, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 11
                        Exhibit Index appears on Page 10

                                                                   SEC 1746 (91)

                                  SCHEDULE 13D


CUSIP No.     860162 10 6                                     PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RLH SM&A
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      00 (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,702,442(See Item 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,702,442(See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,702,442(See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     860162 10 6                                     PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Riordan,Lewis & Haden
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      00 (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,702,442(See Item 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,702,442(See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,702,442(See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     860162 10 6                                     PAGE 4 OF 11 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      J. Christopher Lewis, Trustee of the RB Trust dated June 23, 1993
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      00 (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,702,442(See Item 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,702,442(See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,702,442(See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      00(See Item 2)
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     860162 10 6                                     PAGE 5 OF 11 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      J. Christopher Lewis
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      00 (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,702,442(See Item 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,702,442(See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,702,442(See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     860162 10 6                                     PAGE 6 OF 11 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Patrick C. Haden
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      00 (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,702,442(See Item 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,702,442(See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,702,442(See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, no par value, CUSIP No. 860162 10 6 (the "Common Stock"), of Steven Myers & Associates, Inc., a California corporation (the "Issuer"), having its principal executive offices at 4695 MacArthur Court, Eight Floor, Newport Beach, California 92660.

Item 2.  Identity and Background.

         This Schedule 13D is filed as a joint filing pursuant to Rule 13d-1(f) by and on behalf of RLH SM&A, a California partnership (the "Partnership"), Riordan, Lewis & Haden, a California partnership ("RLH"), J. Christopher Lewis, Trustee (the "Trustee") of the RB Trust dated June 23, 1993 (the "Trust"), J. Christopher Lewis ("Lewis") and Patrick C. Haden ("Haden" and together with the Partnership, RLH, the Trustee and Lewis, the "Filing Persons"). The Filing Persons have entered into a Joint Reporting Agreement, attached hereto as
Exhibit 1.

         RLH and the Trustee are the sole general partners of the Partnership. Lewis and Haden are the sole general partners of RLH. Each of the Partnership, RLH, the Trustee, Lewis and Haden have their principal address and principal office at 300 South Grand Avenue, 29th Floor, Los Angeles, California 90071. The Partnership was formed specifically to hold the Partnership Shares (defined in Item 3, below) on behalf of RLH and the Trustee. RLH is in the business of investing in securities primarily in connection with venture capital transactions. Lewis and Haden are responsible for managing and investing the assets of RLH and certain investment partnerships managed by RLH. The Trustee is responsible for managing and investing the assets of the RB Trust dated June 23, 1993, a blind investment trust created for the benefit of certain beneficiaries. None of the beneficiaries has or shares any voting or investment power with respect to the Partnership Shares and, therefore, may not be deemed a beneficial owner of the Partnership Shares as determined under Rule 13d-3.

         During the last five years, none of the Partnership, RLH, the Trustee, Lewis or Haden has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Trustee, Lewis and Haden is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Partnership Shares were originally acquired on September 25, 1996 by the Trustee, Lewis and Haden from the Issuer's shareholders for $5,000,000 in cash, pursuant to a Securities Purchase Agreement among the Trustee, Lewis, Haden, the Issuer and the Issuer's shareholders. The cash used to purchase the Shares was obtained from the personal funds of Lewis and Haden and the general funds of the Trust.

         On February 11, 1998, immediately following the underwritten public offering of the Issuer's Common Stock (the "Offering"), the Trustee and RLH contributed to the Partnership an aggregate of 1,702,442 shares of the Issuer's Common Stock (34,056 shares of which were contributed to RLH by Lewis and Haden) (collectively, the "Partnership Shares") in exchange for general partnership interests and a share in the profits (or losses) and the capital account of the Partnership.

Item 4.           Purpose of Transaction.

         The Shares have been acquired solely for investment. None of the Filing Persons presently has any plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.


                               Page 7 of 11 pages.

Item 5.           Interest in Securities of The Issuer.

         (a) The percentages of outstanding Common Stock of the Issuer reported in this Item 5 are based upon the assumption that there are 15,000,000 shares of Common Stock outstanding, which is the number of outstanding shares reported by the Issuer on its final prospectus with respect to the Offering, dated January 28, 1998, filed with the Securities and Exchange Commission pursuant to Rule 424(b) on January 29, 1998 (the "Prospectus"). Based upon the Prospectus, each of the Partnership, RLH, the Trustee, Lewis and Haden is deemed to be the beneficial owner of 1,702,442 shares, or 11.3% of the outstanding Common Stock of the Issuer.

         (b) RLH and the Trustee, as general partners of the Partnership, and Lewis and Haden, as general partners of RLH, may each be deemed to have shared voting and dispositive power with respect to 1,702,442 shares of Common stock of the Issuer, held directly by the Partnership.

         (c) Other than the contribution of the Partnership Shares to the Partnership as described in Item 3, above, no other transactions by the Filing Persons with respect to the Common Stock of the Issuer were effected during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Partnership Agreement between RLH and the Trustee with respect to the Partnership, each of RLH and the Trustee own certain economic interests in the profits (or losses) of the Partnership as well as its capital account, including the Partnership Shares. Lewis and Haden, pursuant to an arrangement with RLH, each own a share of the profits (or losses) and the capital account with respect to Partnership Shares as well as certain economic interests in the profits (or losses) of RLH with respect to certain investments made or managed by RLH, including its general partnership interest in the Partnership. The Trustee, by virtue of the Trust, is responsible for managing and investing the Trust assets, including the Trustee's general partnership interest in the Partnership, however the Trustee does not have an economic interest in the Trust assets, or in the financial performance of these assets.

Item 7.           Material to Be Filed as Exhibits.

         The Filing Persons file as exhibits the following:

         Exhibit 1: Joint Reporting Agreement among the Partnership, RLH, the Trustee, Lewis and Haden dated February 11, 1998.

                               Page 8 of 11 pages.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 11, 1998

         RLH SM&A

         By:      Riordan, Lewis & Haden
                  Its:     General Partner


                  By:  /s/ J. CHRISTOPHER LEWIS
                     --------------------------------
                           J. Christopher Lewis
                           General Partner


         RIORDAN, LEWIS & HADEN


         By:  /s/ J. CHRISTOPHER LEWIS
            -----------------------------------------
                  J. Christopher Lewis
                  General Partner


         THE RB TRUST DATED JUNE 23, 1993


         By:  /s/ J. CHRISTOPHER LEWIS
            -----------------------------------------
                  J. Christopher Lewis
                  Trustee


         /s/ J. CHRISTOPHER LEWIS
         --------------------------------------------
         J. CHRISTOPHER LEWIS


         /s/ PATRICK C. HADEN
         --------------------------------------------
         PATRICK C. HADEN


                               Page 9 of 11 pages.

                                  EXHIBIT INDEX


                                                                      Sequential
                                                                        Page No.
                                                                        --------
Exhibit 1:    Joint Reporting Agreement among the Partnership, RLH,
              the Trustee, Lewis and Haden dated February 11, 1998         11


                              Page 10 of 11 pages.